EXHIBIT 23.2

<u>CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of Pepco Holdings, Inc. of our report dated February 23, 2012 relating to the financial statements, financial statement schedules and the effectiveness of internal control over financial reporting, which appears in Pepco Holdings Inc.'s Annual Report on Form 10-K for the year ended December 31, 2011.

/s/ PricewaterhouseCoopers LLP

Washington, D.C.

May 17, 2012